



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2007 and 2006
(in millions, except per share amounts)

	Second Quarter		First Half	
	2007	2006	2007	2006
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales	$ 40,106	$ 37,811	$ 78,736	$ 74,772
Financial Services revenues	4,136	4,067	8,525	7,895
Total sales and revenues	44,242	41,878	87,261	82,667
Costs and expenses				
Automotive cost of sales	36,182	36,131	70,897	72,786
Selling, administrative and other expenses	4,952	4,623	10,924	9,217
Interest expense	2,759	2,258	5,477	4,393
Financial Services provision for credit and insurance losses	121	50	180	96
Total costs and expenses	44,014	43,062	87,478	86,492
Automotive interest income and other non-operating income/(expense), net	559	311	888	525
Automotive equity in net income/(loss) of affiliated companies	139	205	211	284
Income/(loss) before income taxes	926	(668)	882	(3,016)
Provision for/(benefit from) income taxes	123	(364)	305	(1,346)
Income/(loss) before minority interests	803	(304)	577	(1,670)
Minority interests in net income/(loss) of subsidiaries	85	19	143	78
Income/(loss) from continuing operations	718	(323)	434	(1,748)
Income/(loss) from discontinued operations	32	6	34	8
Net income/(loss)	$ 750	$ (317)	$ 468	$ (1,740)
Basic income/(loss)				
Income/(loss) from continuing operations	$ 0.38	$ (0.17)	$ 0.23	$ (0.94)
Income/(loss) from discontinued operations	0.02	-	0.02	0.01
Net income/(loss)	$ 0.40	$ (0.17)	$ 0.25	$ (0.93)
Diluted income/(loss)				
Income/(loss) from continuing operations	$ 0.30	$ (0.17)	$ 0.21	$ (0.94)
Income/(loss) from discontinued operations	0.01	-	0.01	0.01
Net income/(loss)	$ 0.31	$ (0.17)	$ 0.22	$ (0.93)
Cash dividends	$ -	$ 0.10	$ -	$ 0.20

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.





FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	June 30, 2007	December 31, 2006
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 32,000	$ 28,896
Marketable securities	16,553	21,472
Loaned securities	4,641	5,256
Finance receivables, net	108,179	106,863
Other receivables, net	11,395	7,657
Net investment in operating leases	32,949	29,834
Retained interest in sold receivables	868	990
Inventories	12,614	11,421
Equity in net assets of affiliated companies	2,875	2,787
Net property	37,303	38,174
Deferred income taxes	4,253	4,920
Goodwill and other net intangible assets	6,344	6,821
Assets of discontinued/held-for-sale operations	166	767
Other assets	9,078	12,696
Total assets	$ 279,218	$ 278,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 25,495	$ 23,417
Accrued liabilities and deferred revenue	80,971	82,388
Debt	170,036	172,049
Deferred income taxes	3,397	2,743
Liabilities of discontinued/held-for-sale operations	14	263
Total liabilities	279,913	280,860
Minority interests	1,251	1,159
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (1,843 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	4,663	4,562
Accumulated other comprehensive income/(loss)	(8,146)	(7,846)
Treasury stock	(189)	(183)
Retained earnings/(Accumulated deficit)	1,707	(17)
Total stockholders' equity	(1,946)	(3,465)
Total liabilities and stockholders' equity	$ 279,218	$ 278,554

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.





FORD MOTOR COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended June 30, 2007 and 2006

(in millions)

	First Half	
	2007	2006
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities . . . . $	5,227	$ 9,713
Cash flows from investing activities of continuing operations		
Capital expenditures	(2,637)	(3,403)
Acquisitions of retail and other finance receivables and operating leases	(26,280)	(29,407)
Collections of retail and other finance receivables and operating leases	20,591	21,021
Purchases of securities	(4,720)	(11,170)
Sales and maturities of securities	12,088	11,247
Proceeds from sales of retail and other finance receivables and operating leases	702	2,947
Proceeds from sale of businesses	1,001	51
Cash paid for acquisitions	(10)	(37)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(83)	(4)
Other	1,178	777
Net cash (used in)/provided by investing activities	1,830	(7,978)
Cash flows from financing activities of continuing operations		
Cash dividends	-	(374)
Sales of Common Stock	51	234
Purchases of Common Stock	(31)	(97)
Changes in short-term debt	(1,396)	280
Proceeds from issuance of other debt	17,165	23,900
Principal payments on other debt	(19,768)	(26,433)
Other	(51)	89
Net cash (used in)/provided by financing activities	(4,030)	(2,401)
Effect of exchange rate changes on cash	71	241
Net increase/(decrease) in cash and cash equivalents from continuing operations	3,098	(425)
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	16	-
Cash flows from investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents . . . . $	3,114	$ (425)
Cash and cash equivalents at January 1 . . . . $	28,896	$ 28,391
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	(2)	19
Net increase/(decrease) in cash and cash equivalents	3,114	(425)
Less: cash and cash equivalents of discontinued/held-for-sale operations at June 30	(8)	(40)
Cash and cash equivalents at June 30 . . . . $	32,000	$ 27,945

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.





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XBRL report	fmc-20070630.xml	📎
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